SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

(Amendment No. 5)

METALS USA, INC.

(Name of the Issuer)

Metals USA, Inc.

Flag Holdings Corporation

Flag Acquisition Corporation

Apollo Management V, L.P.

Apollo Advisors V, L.P.

Apollo Investment Fund V, L.P.

Apollo Overseas Partners V, L.P.

Apollo Netherlands Partners V(A), L.P.

Apollo Netherlands Partners V(B), L.P.

Apollo German Partners V GMBH & CO KG

C. Lourenco Goncalves

John A. Hageman

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

591324207

(CUSIP Number of Class of Securities)

Daniel W. Dienst c/o Metals Management, Inc. 750 Lexington Avenue New York, NY 10021 (212) 750-7280	Eric L. Press Apollo Management, L.P. 9 West 57th Street, 43rd Floor New York, NY 10019 (212) 515-3200
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

Copy to:

Steven H. Scheinman, Esq. Akin Gump Strauss Hauer & Feld LLP 590 Madison Avenue New York, NY 10022 (212) 872-1000	Michael D. Weiner Apollo Management, L.P. 9 West 57th Street, 43rd Floor New York, NY 10019 (212) 515-3200	Andrew J. Nussbaum, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 (212) 403-1000

This statement is filed in connection with (check the appropriate box):

☑ a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Act”).

☐ b.	The filing of a registration statement under the Securities Act of 1933.

☐ c.	A tender offer.

☐ d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$539,075,835.66	$63,449.23

*	Calculated solely for purposes of determining the filing fee. The transaction value was determined by adding (a) the product of (i) 20,282,790 shares of common stock of Metals USA, Inc. (“Metals USA”) and (ii) $22.00, (b) the product of (i) 45,437 unvested rights to receive shares of Metals USA common stock and (ii) $22.00, (c) the product of (i) 1,081,270 shares of common stock of Metals USA subject to currently outstanding options and (ii) the excess of $22.00 over $9.42, the weighted average exercise price with respect to such options and (d) the product of (i) 3,556,703 shares of common stock of Metals USA subject to currently outstanding warrants and (ii) $22.00.

**	The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the transaction value by 0.0001177.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) under the Act and identify the filing with which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $63,449.23

Form or Registration No.: Schedule 14A

Filing Party: Metals USA, Inc.

Date Filed: June 14, 2005

Introduction

This Amendment No. 5 (the “Final Amendment”) to the Rule 13E-3 Transaction Statement on Schedule 13E-3 (the “Transaction Statement”) is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction which is the subject of the Transaction Statement. Pursuant to this Final Amendment and as described under Item 15 below, Terry L. Freeman is not a filing person for the purposes of this Final Amendment. The Transaction Statement is hereby amended and supplemented as follows:

Item 15. Additional Information

Regulation M-A Item 1011

On October 10, 2005, the Company announced the appointment of Robert C. McPherson III as Senior Vice President and Chief Financial Officer effective upon closing of the Merger.

On October 19, 2005, at a special meeting of the Company’s stockholders, the Company’s stockholders voted to adopt the Merger Agreement.

On November 30, 2005, the merger of Merger Sub with and into the Company (the “Merger”) was consummated, with the Company being the surviving corporation in the Merger.

At the effective time of the Merger, (i) each Share, issued and outstanding immediately prior to the effective time of the Merger was converted into and represent the right to receive $22.00 in cash, without interest, (ii) each option to purchase Shares granted under Plan was be cancelled and each holder of such option is entitled to receive a cash payment equal to the amount by which $22.00 exceeds the exercise price for each Share underlying such option, (iii) each outstanding and unvested MUSA Deferred Stock Right was cancelled and converted into the right to receive $22.00 in cash and (iv) each outstanding Warrant represents the right to receive (upon surrender of such Warrant and the payment to the Surviving Corporation of the exercise price thereunder) a cash payment, without interest, equal to $22.00 for each Share underlying the Warrants.

On November 30, 2005, Mr. Freeman resigned as the Company’s Chief Financial Officer, and was replaced by Mr. McPherson. As a result of Mr. Freeman’s resignation, his Employment Agreement, dated as of May 17, 2005, by and between Mr. Freeman and Merger Sub, Non-Qualified Stock Option Agreement, dated as of May 17, 2005, by and between Mr. Freeman and Parent, and Subscription Agreement, dated as of May 17, 2005, by and between Mr. Freeman and Parent, have been terminated and have no further force and effect. Accordingly, Mr. Freeman will not (i) make any equity investment in Parent or convert any portion of his shares of Metals USA common stock, par value $0.01 per share (“Common Stock”), right to receive shares of Metals USA Common Stock, and options and warrants to acquire shares of Metals USA Common Stock into equity of Parent; (ii) have any ownership in Parent, Merger Sub or the surviving corporation following the consummation of the Merger; (iii) receive any stock options to purchase shares of Parent’s common stock under Parent’s stock option incentive plan, non-qualified stock option agreement or otherwise; and (iv) be party to Parent’s investor rights agreement.

On November 30, 2005, the Company filed a Form 15 with the Securities and Exchange Commission in order to deregister its Common Stock under the Securities Exchange Act of 1934, as amended.

Item 16. Exhibits

Regulation M-A Item 1016

Item 16 is hereby amended and restated in its entirety as follows:

(a	)(1)	Letter to Stockholders of Metals USA, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Metals USA, Inc. with the Securities and Exchange Commission on September 14, 2005.

(a	)(2)	Notice of Special Meeting of Stockholders of Metals USA, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Metals USA, Inc. with the Securities and Exchange Commission on September 14, 2005.

(a	)(3)	Proxy Statement of Metals USA, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Metals USA, Inc. with the Securities and Exchange Commission on September 14, 2005.

(a	)(4)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Metals USA, Inc. with the Securities and Exchange Commission on September 14, 2005.

(a	)(5)	Press release issued by Metals USA, Inc., dated May 18, 2005, incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Metals USA, Inc. on May 18, 2005.

(a	)(6)	Press release issued by Metals USA, Inc., dated October 10, 2005, incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Metals USA, Inc. on October 11, 2005.

(a	)(7)	Press release issued by Metals USA, Inc., dated October 11, 2005, incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by Metals USA, Inc. on October 11, 2005.

(a	)(8)	Press release issued by Metals USA, Inc., dated October 19, 2005, incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Metals USA, Inc. on October 20, 2005.

(a	)(9)	Press release issued by Metals USA, Inc., dated November 30, 2005.

(b	)(1)	Amended and Restated Commitment Letter, dated June 8, 2005, by and among Credit Suisse, Cayman Islands Branch, CIBC World Markets Corp., CIBC Inc., Bank of America, N.A. and Banc of America Securities LLC and accepted and agreed to by Flag Acquisition Corporation.*

(c	)(1)	Opinion of Jefferies & Company, Inc., dated May 18, 2005, incorporated herein by reference to Annex B to the Proxy Statement on Schedule 14A filed by Metals USA, Inc. with the Securities and Exchange Commission on September 14, 2005.

(c	)(2)	Presentation of CIBC World Markets Corp. to the Board of Directors of Metals USA, Inc., dated May 10, 2005.*

(c	)(3)	Preliminary Presentation of CIBC World Markets Corp. to the Board of Directors of Metals USA, Inc., dated May 3, 2005.*

(c	)(4)	Preliminary Presentation of CIBC World Markets Corp. to the Board of Directors of Metals USA, Inc., dated March 1, 2005.*

(c	)(5)	Presentation of Jefferies & Company, Inc. to the Board of Directors of Metals USA, Inc., dated May 18, 2005.*

(c	)(6)	Preliminary Presentation of Jefferies & Company, Inc. to the Board of Directors of Metals USA, Inc., dated May 10, 2005.*

(d	)(1)	Agreement and Plan of Merger, dated as of May 18, 2005, by and among Metals USA, Inc., Flag Holdings Corporation, and Flag Acquisition Corporation, incorporated herein by reference to Annex A to the Proxy Statement on Schedule 14A filed by Metals USA, Inc. with the Securities and Exchange Commission on September 14, 2005.

(d	)(2)	Support Agreement, dated as of May 18, 2005, by and among Flag Holdings Corporation, Citadel Equity Fund Ltd. and Citadel Credit Trading Ltd., incorporated herein by reference to Annex C to the Proxy Statement on Schedule 14A filed by Metals USA, Inc. with the Securities and Exchange Commission on September 14, 2005.

(d	)(3)	Amended Employment Agreement, by and between Flag Acquisition Corporation and C. Lourenco Goncalves, dated as of September 29, 2005.**

(d	)(4)	Amended Employment Agreement, by and between Flag Acquisition Corporation and John A. Hageman, dated as of September 29, 2005.**

(d	)(5)	Letter Agreement, between Apollo Management V, L.P. and Metals USA, Inc., dated February 1, 2005.*

(d	)(6)	Letter Agreement, between Apollo Management V, L.P. and Metals USA, Inc., dated March 17, 2005.*

(f	)(1)	Section 262 of the General Corporation Law of the State of Delaware, incorporated herein by reference to Annex C of the Proxy Statement on Schedule 14A filed by Metals USA, Inc. with the Securities and Exchange Commission on September 14, 2005.

(g	)	None.

*	Filed as an exhibit to the Schedule 13e-3 filed by Metals USA, Inc. with the Securities and Exchange Commission on June 14, 2005.
**	Filed as an exhibit to the Schedule 13e-3 filed by Metals USA, Inc. with the Securities and Exchange Commission on October 11, 2005.

SIGNATURES

After due inquiry and to the best knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 2, 2005

METALS USA, INC.

By:	/s/ Robert C. McPherson III
Name:	Robert C. McPherson III
Title:	Sr. Vice President

FLAG HOLDINGS CORPORATION

By:	/s/ Eric L. Press
Name:	Eric L. Press
Title:	Chairman of the Board

FLAG ACQUISITION CORPORATION

By:	/s/ Eric L. Press
Name:	Eric L. Press
Title:	Chairman of the Board

APOLLO MANAGEMENT V, L.P.

By:	AIMV Management, Inc., its General Partner

By:	/s/ Eric L. Press
Name:	Eric L. Press
Title:	Vice President

APOLLO ADVISORS V, L.P.

By:	Apollo Capital Management V, Inc., its General Partner

By:	/s/ Eric L. Press
Name:	Eric L. Press
Title:	Vice President

APOLLO INVESTMENT FUND V, L.P.

By:	Apollo Advisors V, L.P., its General Partner

By:	Apollo Capital Management V, Inc., its General Partner

By:	/s/ Eric L. Press
Name:	Eric L. Press
Title:	Vice President

APOLLO OVERSEAS PARTNERS V, L.P.

By:	Apollo Advisors V, L.P., its General Partner

By:	Apollo Capital Management V, Inc., its General Partner

By:	/s/ Eric L. Press
Name:	Eric L. Press
Title:	Vice President

APOLLO NETHERLANDS PARTNERS V(A), L.P.

By:	Apollo Advisors V, L.P., its General Partner

By:	Apollo Capital Management V, Inc., its General Partner

By:	/s/ Eric L. Press
Name:	Eric L. Press
Title:	Vice President

APOLLO NETHERLANDS PARTNERS V(B), L.P.

By:	Apollo Advisors V, L.P., its General Partner

By:	Apollo Capital Management V, Inc., its General Partner

By:	/s/ Eric L. Press
Name:	Eric L. Press
Title:	Vice President

APOLLO GERMAN PARTNERS V GMBH & CO KG

By:	Apollo Advisors V, L.P., its General Partner

By:	Apollo Capital Management V, Inc., its General Partner

By:	/s/ Eric L. Press
Name:	Eric L. Press
Title:	Vice President

C. LOURENCO GONCALVES

/s/ C. Lourenco Goncalves

JOHN A. HAGEMAN

/s/ John A. Hageman

EXHIBIT INDEX

(a	)(1)	Letter to Stockholders of Metals USA, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Metals USA, Inc. with the Securities and Exchange Commission on September 14, 2005.

(a	)(2)	Notice of Special Meeting of Stockholders of Metals USA, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Metals USA, Inc. with the Securities and Exchange Commission on September 14, 2005.

(a	)(3)	Proxy Statement of Metals USA, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Metals USA, Inc. with the Securities and Exchange Commission on September 14, 2005.

(a	)(4)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Metals USA, Inc. with the Securities and Exchange Commission on September 14, 2005.

(a	)(5)	Press release issued by Metals USA, Inc., dated May 18, 2005, incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Metals USA, Inc. on May 18, 2005.

(a	)(6)	Press release issued by Metals USA, Inc., dated October 10, 2005, incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Metals USA, Inc. on October 11, 2005.

(a	)(7)	Press release issued by Metals USA, Inc., dated October 11, 2005, incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by Metals USA, Inc. on October 11, 2005.

(a	)(8)	Press release issued by Metals USA, Inc., dated October 19, 2005, incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Metals USA, Inc. on October 20, 2005.

(a	)(9)	Press release issued by Metals USA, Inc., dated November 30, 2005.

(b	)(1)	Amended and Restated Commitment Letter, dated June 8, 2005, by and among Credit Suisse, Cayman Islands Branch, CIBC World Markets Corp., CIBC Inc., Bank of America, N.A. and Banc of America Securities LLC and accepted and agreed to by Flag Acquisition Corporation.*

(c	)(1)	Opinion of Jefferies & Company, Inc., dated May 18, 2005, incorporated herein by reference to Annex B to the Proxy Statement on Schedule 14A filed by Metals USA, Inc. with the Securities and Exchange Commission on September 14, 2005.

(c	)(2)	Presentation of CIBC World Markets Corp. to the Board of Directors of Metals USA, Inc., dated May 10, 2005.*

(c	)(3)	Preliminary Presentation of CIBC World Markets Corp. to the Board of Directors of Metals USA, Inc., dated May 3, 2005.*

(c	)(4)	Preliminary Presentation of CIBC World Markets Corp. to the Board of Directors of Metals USA, Inc., dated March 1, 2005.*

(c	)(5)	Presentation of Jefferies & Company, Inc. to the Board of Directors of Metals USA, Inc., dated May 18, 2005.*

(c	)(6)	Preliminary Presentation of Jefferies & Company, Inc. to the Board of Directors of Metals USA, Inc., dated May 10, 2005.*

(d	)(1)	Agreement and Plan of Merger, dated as of May 18, 2005, by and among Metals USA, Inc., Flag Holdings Corporation, and Flag Acquisition Corporation, incorporated herein by reference to Annex A to the Proxy Statement on Schedule 14A filed by Metals USA, Inc. with the Securities and Exchange Commission on September 14, 2005.

(d	)(2)	Support Agreement, dated as of May 18, 2005, by and among Flag Holdings Corporation, Citadel Equity Fund Ltd. and Citadel Credit Trading Ltd., incorporated herein by reference to Annex C to the Proxy Statement on Schedule 14A filed by Metals USA, Inc. with the Securities and Exchange Commission on September 14, 2005.

(d	)(3)	Amended Employment Agreement, by and between Flag Acquisition Corporation and C. Lourenco Goncalves, dated as of September 29, 2005.**

(d	)(4)	Amended Employment Agreement, by and between Flag Acquisition Corporation and John A. Hageman, dated as of September 29, 2005.**

(d	)(5)	Letter Agreement, between Apollo Management V, L.P. and Metals USA, Inc., dated February 1, 2005.*

(d	)(6)	Letter Agreement, between Apollo Management V, L.P. and Metals USA, Inc., dated March 17, 2005.*

(f	)(1)	Section 262 of the General Corporation Law of the State of Delaware, incorporated herein by reference to Annex C of the Proxy Statement on Schedule 14A filed by Metals USA, Inc. with the Securities and Exchange Commission on September 14, 2005.

(g	)	None.

*	Filed as an exhibit to the Schedule 13e-3 filed by Metals USA, Inc. with the Securities and Exchange Commission on June 14, 2005.
**	Filed as an exhibit to the Schedule 13e-3 filed by Metals USA, Inc. with the Securities and Exchange Commission on October 11, 2005.